SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company (Issuer))
GENNX360 GVI ACQUISITION CORP. (Name of Filing Person – Offeror)
GENNX360 GVI HOLDING, INC. (Name of Filing Person – Parent of Offeror)
GENNX360 CAPITAL PARTNERS, L.P. (Name of Filing Person – Other)
GENNX360 GP, LLC (Name of Filing Person – Other)
GENNX360 MANAGEMENT COMPANY, LLC (Name of Filing Person – Other)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
36242E200
(CUSIP Number of Class of Securities)
GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, NY 10022
Attention: Matthew Guenther
Tel: 212-257-6776
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copy to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Bradley C. Vaiana, Esq.
Tel: 212-294-2610
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of filing Fee (2)
$14,003,131.68	$781.37

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 36,137,114 shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc. (“GVI”) issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares, and (ii) the offer price of $0.3875 per Share. The calculation of the filing fee is based on GVI’s representation of its capitalization as of October 21, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑ Check the box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $766.25 Filing Party:	GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
GenNx360 Capital Partners, L.P.
GenNx360 GP, LLC
GenNx360 Management Company, LLC
Form or Registration No.: Schedule TO     Date Filed:     November 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Amendment No. 3 is filed by (i) GenNx360 GVI Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) GenNx360 Capital Partners, L.P., a Delaware limited partnership (the “Sponsor”), (iv) GenNx360 GP, LLC, a Delaware limited liability company (“GenNx360 GP”), and (v) GenNx360 Management Company, LLC, a Delaware limited liability company (“GenNx360”), under cover of Schedule TO, which amends and supplements the original Tender Offer Statement filed by Purchaser, Parent, Sponsor, GenNx360 GP and GenNx360, under cover of Schedule TO with the United States Securities and Exchange Commission (“SEC”) on November 3, 2009, as amended on November 4, 2009 and November 19, 2009 (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”).
     As set forth in this Amendment No. 3, the parties to the complaint captioned Haberkorn v. GVI Security Solutions, Inc., et al., (C.A. No. 5056-VCP) (the “Complaint”) have entered into a memorandum of understanding (the “MOU”), pursuant to which the defendants and the plaintiff agreed to settle the Complaint, subject to the approval of the Court of Chancery of the State of Delaware. Pursuant to the terms of the MOU, (i) Purchaser agreed to increase the Offer Price from $0.38 to $0.3875 per share, (ii) Parent, Purchaser and GVI agreed to amend the Merger Agreement to reduce the Termination Fee payable to Parent from $1,000,000 to $450,000 and (iii) GVI agreed to provide supplemental disclosures (as set forth in Item 5 hereto). In connection with the increase in the Offer Price, the Expiration Date of the Offer has been extended from 12:00 midnight New York City time at the end of Thursday, December 3, 2009, to 12:00 midnight, New York City time at the end of Tuesday, December 8, 2009, unless further extended. In addition, the transaction bonuses payable to Messrs. Steven Walin and Joseph Restivo were each reduced from $300,000 to $257,000. Stockholders and other interested parties are strongly advised to read the full text of the Schedule TO and Offer to Purchase, as amended hereby, for a more complete description of the foregoing.
     The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein or to the extent specifically provided in the schedules and exhibits hereto, each of which is hereby expressly incorporated by reference herein.
     This Amendment No. 3 is being mailed to all stockholders of GVI Security Solutions, Inc. (“GVI”) at no expense to the stockholders. The schedules and exhibits to the Schedule TO will not be included in the mailing to the stockholders. However, they are available for free at the SEC’s Web site at http://www.sec.gov.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Summary Term Sheet” by replacing the information set forth in certain provisions under the heading “What are the Principal Terms of the Offer?” on page 1 with the following:

“PRICE OFFERED PER SHARE	$0.3875, net to the seller in cash, without interest and less any applicable withholding taxes.”

EXPIRATION DATE	12:00 Midnight, New York City time, at the end of the day on Tuesday, December 8, 2009, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”). See Section 1 “Terms of the Offer.””
     Any and all references to the terms “Offer Price” and “Expiration Date” in the Schedule TO, the Offer to Purchase and the other documents distributed to the GVI stockholders in connection with the Offer, are hereby amended to reflect the increased purchase price of $0.3875 and the extended expiration date of December 8, 2009.
     Item 1 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Summary Term Sheet” by replacing the second sentence in the first paragraph under the heading “Who is Offering to Buy My Securities” on page 2 with the following:
     “Purchaser and Parent were formed for the purpose of (i) entering into the Agreement and Plan of Merger among Parent, Purchaser and GVI, dated as of October 21, 2009 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 23, 2009 (“Amendment No. 1”), among Parent, Purchaser and GVI, and as further amended or supplemented from time to time, the “Merger Agreement”), and (ii) making this Offer, and have not carried on any activities other than entering into the Merger Agreement and activities in connection with this Offer.”
     Any and all references to the term “Merger Agreement” in the Schedule TO, the Offer to Purchase and the other documents distributed to the GVI stockholders in connection with the Offer, shall be deemed to be references to the Merger Agreement after giving effect to Amendment No. 1.
     Item 1 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Summary Term Sheet” by replacing the reference to “a termination fee of $1,000,000” in the third sentence of the paragraph under the heading “Is There An Agreement Governing The Offer” on page 4 with “a termination fee of $450,000.”
Item 4. Terms of the Transaction.
     The information incorporated by reference into Item 4 of the Schedule TO is hereby amended by adding the amendments contained in Item 1, which is hereby incorporated by reference into Item 4 of the Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Item 5 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Background of the Offer; Contacts with GVI” by replacing the last paragraph on page 33 with the following:
     “On September 8, 2008, GVI engaged Imperial Capital, LLC (“Imperial”), based on its reputation and expertise in the security industry, to serve as GVI’s financial advisor to explore GVI’s strategic direction, including the possibility of a strategic acquisition or merger.”
     Item 5 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Background of the Offer; Contacts with GVI” by replacing the sixth full paragraph on page 34 with the following:
     “On June 23, 2009, the management of GVI, represented by Messrs. Walin and Restivo, held a telephonic meeting with representatives of Imperial and David Weiner, a principal stockholder of GVI, to discuss and consider the letter of intent which was sent to the GVI Board on June 19, 2009. In connection with the proposed transaction between GVI and GenNx, GVI and Imperial negotiated and executed an amended and restated engagement agreement in connection with the sale of GVI, as well as the delivery of a fairness opinion by Imperial.”
     Item 5 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Background of the Offer; Contacts with GVI” by replacing the second full paragraph on page 35 with the following:
     “On July 2, 2009, the GVI Board held a telephonic meeting with representatives of Imperial, representatives of Cooley and Mr. Weiner to discuss the revised letter of intent which was sent to the GVI Board on June 30, 2009. Representatives of Imperial discussed with the parties their recent communications with the representatives of GenNx that resulted in the improved offer price of $0.41 per share for GVI’s common stock as proposed in the revised letter of intent, as well as the reasonableness of the proposed offer and related valuation considerations. After careful consideration, the GVI Board recommended that the representatives of Imperial should inform representatives of GenNx that the GVI Board was willing to accept the proposed offer price of $0.41 per share of GVI’s common stock substantially on the terms and conditions as indicated in the revised letter of intent. The GVI Board did not conduct a market check to determine the interest of other third parties in acquiring GVI in light of GenNx’s prior statements to GVI that they would not enter into a possible transaction if GVI pursued an auction process, as well as the GVI Board’s belief that there were no other qualified prospective buyers at the time. The GVI Board also discussed the impact that the transactions contemplated by the proposed offer would have on GVI’s line of credit with Wells Fargo.”
     Item 5 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Background of the

Offer; Contacts with GVI” by inserting the following after the last sentence in the fourth full paragraph on page 35:
     “Mr. Walin requested that the GVI Board consider approving GVI’s payment to each of Mr. Walin and Mr. Restivo of (i) a $400,000 “change in control” bonus, and (ii) their respective 2009 bonuses in the maximum amount provided for their respective employment agreements. One of the non-employee directors present at the meeting, in particular, stated his strong displeasure with the $400,000 bonuses (the change in control bonuses were subsequently reduced to $300,000). Further, the non-employee directors generally felt and stated that that their support and approval of these bonuses was subject to GenNx maintaining an offer price of $0.41 per share and that they did not want the negotiation of such bonuses to cause GenNx to withdraw its proposal or reduce the offering price of the Merger, the Offer and the other transactions contemplated by the Merger Agreement. Although it was later learned by the GVI Board that these bonuses were claimed by GenNx to be a factor considered by it in reducing its offering price from $0.41 to $0.38 per share (among several other factors), GenNx’s insistence that Mr. Walin and Mr. Restivo be part of the new management team of the post transaction company was taken into consideration by the non-employee directors in their subsequent approval of the Offer.”
     Item 5 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Background of the Offer; Contacts with GVI” by inserting the following after the fourth full paragraph on page 35:
     “From August 2009 through October 21, 2009, representatives of GenNx and Messrs. Walin and Restivo negotiated each of Mr. Walin’s and Mr. Restivo’s compensation arrangements in connection with their employment with the Surviving Corporation following the consummation of the merger.”
     Item 5 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Background of the Offer; Contacts with GVI” by replacing the last full paragraph on page 36 with the following:
     “On October 16, 2009, management of GVI, represented by Messrs. Walin and Restivo, representatives of GenNx and representatives of Imperial held discussions with respect to GenNx’s due diligence review. During such discussions, GenNx informed management and Imperial that as a result of its due diligence review and the final costs associated with the transaction, including final terms of the compensation arrangements it had negotiated with the Messrs. Walin and Restivo, GenNx was reducing the Offer Price to $0.38 per share.”
Item 11. Additional Information.
     Item 11(a)(1) is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” by replacing the second sentence in the first paragraph under the heading “Summary of the Merger Agreement” on page 39 with the following:

     “The following summary of the material provisions of the Merger Agreement is qualified in its entirety by reference to (i) the Merger Agreement, which is incorporated in this Offer to Purchase by reference and a copy of which is filed as Exhibit (d)(1) to the Schedule TO that Purchaser has filed with the SEC (the “Schedule TO”) and (ii) Amendment No. 1, which is incorporated in this Offer to Purchase by reference and a copy of which is filed as Exhibit (d)(6) to the Schedule TO.”
     Item 11(a)(1) is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” by replacing the second paragraph under the subheading “Effect of Termination” on page 56 with the following:
     “GVI has agreed to pay Parent a termination fee of $450,000 (the “Termination Fee”), in the event that:
•	Parent terminates the Merger Agreement pursuant to its termination rights described in subsection (iv)(A), (B) or (C) in the section labeled “Termination” above; or

•	GVI terminates the Merger Agreement pursuant to its termination rights described in subsection (v)(A) in the section labeled “Termination” above.”
     Any and all references to the term “Termination Fee” in the Schedule TO, the Offer to Purchase and the other documents distributed to the GVI stockholders in connection the Offer, are hereby amended to reflect the adjusted termination fee of $450,000.
     Item 11(a)(1) is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” by replacing the sixth sentence in the first paragraph under the heading “Amended and Restated Employment Agreements” on page 58 with the following:
     “Pursuant to the Amended and Restated Walin Agreement, on the Effective Date, Mr. Walin will receive the maximum amount of his annual bonus for calendar year 2009 in an amount equal to $187,500, and a transaction bonus in an amount equal to $257,000 in connection with the Merger.”
     Item 11(a)(1) is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Purpose of the Offer and Plans for GVI; Summary of the Merger Agreement and Certain Other Agreements” by replacing the sixth sentence in the second paragraph under the heading “Amended and Restated Employment Agreements” on page 59 with the following:
     “Pursuant to the Amended and Restated Restivo Agreement, on the Effective Date, Mr. Restivo will receive the maximum amount of his annual bonus for calendar year 2009 in an amount equal to $125,000, and a transaction bonus in an amount equal to $257,000 in connection with the Merger.”

     Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Certain Legal Matters” by replacing the paragraph under the heading “Litigation” with the following:
     “Litigation. Subsequent to the announcement of the Offer, a complaint was filed on behalf of a putative class of public stockholders of GVI on November 9, 2009 in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al., (C.A. No. 5056-VCP) (the “Complaint”). The Complaint names as defendants GVI, the members of the GVI Board, Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360. The Complaint alleges, among other things, that the members of the GVI Board, aided and abetted by GVI, Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360, breached their fiduciary duties to GVI’s stockholders in connection with the Offer, the Merger, the Merger Agreement and the Transactions by failing to ensure that stockholders would obtain fair and adequate consideration. The Complaint seeks, among other things, certification of a class consisting of owners of GVI common stock excluding defendants and their affiliates, an order preliminarily and permanently enjoining defendants from proceeding with and consummating the Offer, the Merger and the proposed Transactions, rescission of the Offer, the Merger and the proposed Transactions in the event they are consummated, an accounting by the defendants to plaintiff for damages sustained by them, and payment of plaintiff’s costs and attorneys’ fees. The summary of the Complaint is qualified in its entirety by reference to the Complaint, which is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated in this Offer to Purchase by reference.
     While Parent, Purchaser, the Sponsor, GenNx360 GP, GenNx360 and the other defendants believe that the Complaint is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such complaint, on November 23, 2009, the defendants entered into a memorandum of understanding (the “MOU”) with the plaintiff, pursuant to which the defendants and the plaintiff agreed to settle the Complaint. Subject to court approval and further definitive documentation, the MOU resolves the allegations by the plaintiff against the defendants in connection with the Offer, the Merger and the Transactions, and provides a release and settlement by the purported class of GVI’s stockholders with prejudice of all asserted claims against the defendants and without costs to any defendant (other than as expressly provided in the MOU) in connection with the Offer, the Merger and the Transactions. None of Parent, Purchaser, the Sponsor, GenNx360 GP, GenNx360 or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contends should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the defendants and the plaintiff, that GVI would (i) increase the cash consideration in the Offer by $.0075 per share, (ii) reduce the Termination Fee from $1,000,000 to $450,000, and (iii) provide additional supplemental disclosures to the Schedule 14D-9 (such disclosures, among others, being similar to the disclosures set forth in Item 5 of this Amendment No. 3). In addition, the parties agreed to present to the Chancery Court of the State of Delaware a Stipulation of Settlement (the

“Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the court of the settlement on behalf of a class of stockholders and the dismissal of the actions in the complaint. The Stipulation of Settlement will include a release of all claims against all defendants and their affiliates and agents held by the plaintiff and class members. Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360 anticipate that plaintiff will petition the court for an award of attorneys’ fees and expenses. Counsel for the parties are still trying to negotiate to determine the amount of fees to be submitted to the court for approval, but they have agreed that – absent such an agreed upon number – they will submit the issue to Vice Chancellor Parsons, with briefing, and ask him to determine an appropriate fee award without a joint recommendation by the parties. GVI or its successors will be obligated by the court to pay the legal fees awarded to the plaintiff. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved and such conditions are not satisfied, Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360 will continue to vigorously defend these actions. The summary of the MOU is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated in this Offer to Purchase by reference.”
     Item 11 (b) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Certain Information Concerning GVI” by replacing the table on page 30 under the subheading “GVI’s Projected Consolidated Statement of Earnings” with the following table:

	Fiscal Year End December
	2009	2010	2011	2012	2013	2014
	(Dollars in millions)
Revenues	$45.0	$50.4	$55.4	$61.0	$67.1	$73.8
Net Income	$0.5	$0.7	$1.0	$1.4	$2.2	$2.7
EBITDA(a)	$1.2	$2.1	$3.1	$3.9	$4.5	$5.3
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated by adding Exhibits (a)(5)(E), (d)(6) and 99.2 as set forth below.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 3, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

Exhibit	Exhibit Name
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by GVI and Sponsor on October 22, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on October 22, 2009).*

(a)(5)(B)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Steven Walin (incorporated by reference to Exhibit 10.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(C)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Joseph Restivo (incorporated by reference to Exhibit 10.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al., (C.A. No. 5056-VCP).*

(a)(5)(E)	Memorandum of Understanding by and among the parties to the class action lawsuit currently pending in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al. (C.A. No. 5056-VCP) (incorporated by reference to Exhibit (a)(5) to GVI’s Schedule 14D-9/A filed with the Securities and Exchange Commission on November 24, 2009).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(2)	Equity Commitment Letter, dated as of October 21, 2009, by the Sponsor (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among Parent, Purchaser, GVI and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(4)	Form of Restricted Stock Subscription Agreement (incorporated by reference to Exhibit (e)(9) to GVI’s Schedule 14D-9 filed with the Securities and Exchange Commission on November 3, 2009).*

(d)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI and GenNx360.*

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 23, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2009).

(g)	Not applicable.

(h)	Not applicable.

Exhibit	Exhibit Name
99.1	Press Release, dated November 3, 2009.*

99.2	Joint Press Release, dated November 24, 2009.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

GENNX360 GVI HOLDING, INC.

By:	/s/ Matthew Guenther
Name:	Matthew Guenther
Title:	Vice President

GENNX360 GVI ACQUISITION CORP.

By:	/s/ Matthew Guenther
Name:	Matthew Guenther
Title:	Vice President

GENNX360 CAPITAL PARTNERS, L.P.
By: GenNx360 GP, LLC
Its: General Partner

By:	/s/ Lloyd G. Trotter
Name:	Lloyd G. Trotter
Title:	Managing Member

GENNX360 GP, LLC

By:	/s/ Lloyd G. Trotter
Name:	Lloyd G. Trotter
Title:	Managing Member

GENNX360 MANAGEMENT COMPANY, LLC

By:	/s/ Lloyd G. Trotter
Name:	Lloyd G. Trotter
Title:	Managing Member
Date: November 24, 2009